Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES TOPLINE RESULTS FROM TREETOPP GLOBAL PIVOTAL STUDY OF VARLITINIB IN BILIARY TRACT CANCER

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The study did not meet its co-primary endpoints. The primary analysis of PFS yielded a hazard ratio of 0.90 in favour of varlitinib, and the ORR for varlitinib was 9.4% versus 4.8% in the control arm. These were not significant at the pre-specified levels

- Varlitinib was generally well tolerated and the safety profile was consistent with previous studies

- ASLAN to focus on development of ASLAN004 and other promising molecules in its portfolio. Interim topline results from ongoing study of its IL-4/IL-13 blocker mAb expected early 2020

Singapore, 11 November 2019 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology and immunology focused biopharma company, today announced topline data from the TreeTopp (TREatmEnT OPPortunity with varlitinib in biliary tract cancer) study in second line biliary tract cancer (BTC) patients. Varlitinib did not met the primary endpoints of progression-free survival (PFS) and overall response rate (ORR) as assessed by ICR according to RECIST. The safety findings were consistent with the known profile of varlitinib.

The global, double-blind, randomised two-arm study enrolled 127 patients, who had failed first line therapy, from 56 sites in the US, Europe, Japan, Australia and other Asian countries. The median PFS was 2.83 months for varlitinib in combination with capecitabine arm of the study versus median PFS of 2.79 in the control arm. ORR was 9.4% in the varlitinib arm versus 4.8% in the control arm.

Although the trial did not reach statistical significance, pre-planned exploratory analyses did identify a sub-group which appeared to show improved efficacy. This finding has been supported by retrospective review of the JADETREE study which tested varlitinib in combination with capecitabine in second line BTC patients in China. Further analysis of the data is ongoing.

Dr Carl Firth, Chief Executive Officer of ASLAN Pharmaceuticals, said: “The results from the study are disappointing. They will, however, provide the scientific community with important insights into an aggressive and under-researched disease that presents a growing burden of care worldwide as prevalence rises. I would like to extend our thanks to the patients, trial investigators and site personnel who participated in the study and to the ASLAN team for their commitment to the development of varlitinib. ASLAN remains focused on the promising molecules in its portfolio, including the ongoing study in atopic dermatitis of ASLAN004, our IL-13 receptor antibody which blocks signalling through IL-4 and IL-13. We look forward to the interim readout in early 2020.”

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6571 2021 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

About varlitinib

Varlitinib (ASLAN001) is a highly potent, oral, reversible, small molecule pan-HER inhibitor that targets the human epidermal growth factor receptors HER1, HER2 and HER4. These receptors can be mutated or overexpressed in many tumours, which can cause excessive proliferative activity and uncontrolled growth. Therefore, by inhibiting the activation of the HER receptors, varlitinib could inhibit proliferation and control tumour growth. Varlitinib has been granted orphan drug designation in the United States for gastric cancer and cholangiocarcinoma, a sub-type of biliary tract cancer, and was awarded orphan drug designation for the treatment of biliary tract cancer by the Ministry of Food and Drug Safety in South Korea. Varlitinib is currently being tested in combination with paclitaxel in an ongoing investigator-initiated phase 2 umbrella study in second line HER1/HER2 gastric cancer (the K-MASTER study).

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology and immunology focused biopharma company targeting cancers that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s clinical portfolio is comprised of three product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the timing, scope, progress and outcome of the Company’s on-going clinical studies, the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. These forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the US Securities and Exchange Commission on April 29, 2019.

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